UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

ITEM

1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-month and nine-month periods ended September 30, 2026 and 2025.

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AND EXPLANATORY NOTES

For the three-month and nine-month periods ended September 30, 2026 and 2025

GEOPARK LIMITED

September 30, 2026

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes to the Interim Condensed Consolidated Financial Statements

GEOPARK LIMITED

September 30, 2026

CONDENSED CONSOLIDATED STATEMENT OF INCOME

		Three-month	Three-month	Nine-month	Nine-month
		period ended	period ended	period ended	period ended
		September 30,	September 30,	September 30,	September 30,
		2026	2025	2026	2025
Amounts in US$ ´000	Note	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE	3	116,167	125,088	387,865	382,224
Production and operating costs	5	(57,526)	(33,259)	(148,241)	(101,293)
Geological and geophysical expenses	6	(1,513)	(2,308)	(6,034)	(7,710)
Administrative expenses	7	(8,848)	(9,842)	(27,399)	(28,018)
Selling expenses	8	(4,159)	(7,232)	(17,366)	(12,365)
Depreciation		(29,455)	(28,658)	(85,505)	(89,691)
Write-off of unsuccessful exploration efforts	11	—	(7,539)	(3,778)	(13,422)
Impairment loss for non-financial assets	11	—	—	—	(30,989)
Other (expenses) income, net (a)		(3,033)	(3,854)	10,920	(8,792)
OPERATING PROFIT		11,633	32,396	110,462	89,944
Financial expenses	9	(20,186)	(16,829)	(56,114)	(60,712)
Financial income	9	3,266	5,788	7,578	18,184
Foreign exchange loss	9	(545)	(1,512)	(2,855)	(4,800)
(LOSS) PROFIT BEFORE INCOME TAX		(5,832)	19,843	59,071	42,616
Income tax benefit (expense)	10	12,414	(3,988)	(18,301)	(24,027)
PROFIT FOR THE PERIOD		6,582	15,855	40,770	18,589
Earnings per share (in US$). Basic		0.10	0.31	0.66	0.36
Earnings per share (in US$). Diluted		0.10	0.30	0.65	0.36
(a)	During the nine-month period ended September 30, 2026, includes (i) a US$ 25,000,000 break-up fee received from the unconsummated acquisition of Frontera Energy’s E&P assets (see Note 19), (ii) related transactions costs incurred in connection with such unconsummated acquisition, (iii) other non-recurring costs associated with corporate transactions, including the strategic equity investment by Grupo Gilinski (see Note 13), and (iv) a temporary net worth tax applicable to legal entities in Colombia for the 2026 tax year.

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

September 30, 2026

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2026	2025	2026	2025
Amounts in US$ ´000	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Profit for the period	6,582	15,855	40,770	18,589
Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	(12)	(26)	243	(14)
(Loss) Profit on cash flow hedges (a)	(136,606)	(5,854)	(172,509)	9,465
Income tax benefit (expense) relating to cash flow hedges	77,091	2,049	91,030	(3,353)
Other comprehensive (loss) profit for the period	(59,527)	(3,831)	(81,236)	6,098
Total comprehensive (loss) profit for the period	(52,945)	12,024	(40,466)	24,687

(a)	Unrealized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

September 30, 2026

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	At September 30, 2026	Year ended
Amounts in US$ ´000		(Unaudited)	December 31, 2025
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	11	862,050	775,686
Right-of-use assets		18,970	20,496
Prepayments and other receivables	12	4,485	3,990
Other financial assets		14	12
Deferred income tax asset		40,583	20,579
TOTAL NON CURRENT ASSETS		926,102	820,763
CURRENT ASSETS
Inventories		9,706	12,379
Trade receivables		61,716	39,095
Prepayments and other receivables	12	54,888	42,394
Derivative financial instrument assets	17	5,767	25,498
Other financial assets		2,092	—
Cash and cash equivalents		253,364	100,318
TOTAL CURRENT ASSETS		387,533	219,684
TOTAL ASSETS		1,313,635	1,040,447
EQUITY
Equity attributable to owners of the Company
Share capital	13	65	52
Share premium	13	191,629	79,716
Translation reserve		(11,363)	(11,606)
Other reserves		(53,835)	27,644
Retained earnings		186,408	149,991
TOTAL EQUITY		312,904	245,797
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	14	440,756	535,080
Lease liabilities		23,908	18,889
Provisions and other long-term liabilities	15	29,232	24,630
Derivative financial instrument liabilities	17	34,626	—
Deferred income tax liability		31	78,821
TOTAL NON CURRENT LIABILITIES		528,553	657,420
CURRENT LIABILITIES
Borrowings	14	199,246	18,467
Lease liabilities		3,199	7,106
Derivative financial instrument liabilities	17	130,553	620
Current income tax liabilities		10,106	—
Trade and other payables	16	129,074	111,037
TOTAL CURRENT LIABILITIES		472,178	137,230
TOTAL LIABILITIES		1,000,731	794,650
TOTAL EQUITY AND LIABILITIES		1,313,635	1,040,447

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

September 30, 2026

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
					Retained
					earnings
	Share	Share	Translation	Other	(Accumulated
Amount in US$ ´000	Capital	Premium	Reserve	Reserve	losses)	Total
Equity at January 1, 2025	51	73,750	(11,590)	15,053	126,027	203,291
Comprehensive income:
Profit for the nine-month period	—	—	—	—	18,589	18,589
Other comprehensive (loss) profit for the period	—	—	(14)	6,112	—	6,098
Total comprehensive (loss) profit for the period ended September 30, 2025	—	—	(14)	6,112	18,589	24,687
Transactions with owners:
Share-based payment	1	5,754	—	—	(2,429)	3,326
Cash distribution	—	—	—	—	(22,656)	(22,656)
Total transactions with owners for the period ended September 30, 2025	1	5,754	—	—	(25,085)	(19,330)
Balance at September 30, 2025 (Unaudited)	52	79,504	(11,604)	21,165	119,531	208,648

Equity at January 1, 2026	52	79,716	(11,606)	27,644	149,991	245,797
Comprehensive income:
Profit for the nine-month period	—	—	—	—	40,770	40,770
Other comprehensive profit (loss) for the period	—	—	243	(81,479)	—	(81,236)
Total comprehensive profit (loss) for the period ended September 30, 2026	—	—	243	(81,479)	40,770	(40,466)
Transactions with owners:
Issue of share capital (Note 13)	13	106,987	—	—	—	107,000
Share-based payment	—	4,926	—	—	564	5,490
Cash distribution	—	—	—	—	(4,917)	(4,917)
Total transactions with owners for the period ended September 30, 2026	13	111,913	—	—	(4,353)	107,573
Balance at September 30, 2026 (Unaudited)	65	191,629	(11,363)	(53,835)	186,408	312,904

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

September 30, 2026

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Nine-month	Nine-month
	period ended	period ended
	September 30, 2026	September 30, 2025
Amounts in US$ ´000	(Unaudited)	(Unaudited)
Operating activities
Profit for the period	40,770	18,589
Adjustments for:
Income tax expense	18,301	24,027
Depreciation	85,505	89,691
Loss on disposal of property, plant and equipment	374	29
Impairment loss for non-financial assets	—	30,989
Write-off of unsuccessful exploration efforts	3,778	13,422
Borrowings cancellation costs	—	(1,729)
Amortization of other long-term liabilities	(71)	(67)
Accrual of borrowing interests	38,656	37,848
Unwinding of long-term liabilities	3,666	3,866
Accrual of share-based payment	5,490	3,326
Foreign exchange loss	4,623	6,180
Income tax paid, net (a)	8,492	(94,890)
Change in working capital (b)	(34,916)	(171,439)
Cash flows from (used in) operating activities - net	174,668	(40,158)
Investing activities
Purchase of property, plant and equipment	(166,308)	(64,075)
Acquisitions of business (c)	—	(22,700)
Unconsummated transaction in Argentina (d)	—	38,000
Proceeds from divestment of long-term assets (e)	1,838	16,137
Cash flows (used in) investing activities - net	(164,470)	(32,638)
Financing activities
Proceeds from issuance of shares (Note 13)	107,000	—
Proceeds from borrowings (Note 14)	105,000	550,000
Debt issuance costs paid (Note 14)	(996)	(5,034)
Principal paid	(12,000)	(484,136)
Interest paid	(47,687)	(40,932)
Lease payments	(3,478)	(4,480)
Cash distribution (Note 13)	(4,917)	(22,656)
Cash flows from (used in) financing activities - net	142,922	(7,238)
Net increase (decrease) in cash and cash equivalents	153,120	(80,034)
Cash and cash equivalents at January 1	100,318	276,750
Currency translation differences	(74)	291
Cash and cash equivalents at the end of the period	253,364	197,007
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	253,362	197,005
Cash in hand	2	2
Cash and cash equivalents	253,364	197,007

(a)	Includes self-withholding taxes of US$ 6,116,000 and US$ 11,231,000 for the nine-month periods ended September 30, 2026 and 2025, respectively, and an income tax refund of US$14,608,000 that the Company received in Colombia in 2026.
(b)	Includes withholding taxes from clients of US$ 15,120,000 and US$ 10,981,000 during the nine-month periods ended September 30, 2026 and 2025, respectively, as well as US$ 149,409,000 in 2025 corresponding to the partial repayment of an advance received under the offtake and prepayment agreement with Vitol, and US$ 36,359,000 in 2026 relating to non-cash additions to property, plant and equipment (see Note 11).
(c)	Corresponds to the security deposit paid in 2025 in connection with the acquisition in Argentina (see Note 34.1 to the annual consolidated financial statements as of and for the year ended December 31, 2025).
(d)	Reimbursement of advance payment for a proposed acquisition in Argentina.
(e)	Net cash received from the divestments of the Manati gas field in Brazil, the Perico and Espejo Blocks in Ecuador and the Llanos 32 Block in Colombia (see Note 34.2, 34.3 and 34.4, respectively, to the annual consolidated financial statements as of and for the year ended December 31, 2025).

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the laws of Bermuda. The registered office address is Richmond House, 12 Par-La-Ville Rd, Hamilton HM 08, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Latin America.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 3, 2026.

Basis of Preparation

The interim condensed consolidated financial statements of GeoPark Limited are presented in accordance with IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the annual consolidated financial statements as of and for the year ended December 31, 2025, which have been prepared in accordance with IFRS.

The interim condensed consolidated financial statements have been prepared in accordance with the accounting policies applied in the most recent annual consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The amendments and interpretations detailed in the annual consolidated financial statements as of and for the year ended December 31, 2025, that apply for the first time in 2026, do not have an impact on the interim condensed consolidated financial statements of the Group.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as of and for the year ended December 31, 2025.

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all the financial risk management information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2025.

Note 1 (Continued)

Financial risk management (Continued)

The Group is continually reviewing its exposure to the current market conditions and adjusting its capital expenditures program which remains flexible and quickly adaptable to different oil price scenarios. GeoPark also continues to add new oil hedges, increasing its price risk protection within the upcoming twenty-seventh months.

As of September 30, 2026, the Group maintained a cash position of US$ 253,364,000, had access to up to US$ 250,000,000 of committed prepayment facilities with Vitol C.I. Colombia S.A.S. (“Vitol”), a US$ 135,000,000 senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A., and US$ 179,205,000 in uncommitted credit lines (including US$ 78,000,000 in Argentina). Additionally, GeoPark Argentina S.A., the Group’s Argentine subsidiary, has approval from the Argentine securities regulator to issue up to US$ 500,000,000 in debt securities and, in February 2026, entered into an unsecured committed credit facility with Banco Galicia y Buenos Aires S.A. for up to US$ 49,000,000.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of September 30, 2026:

GeoPark Limited (Bermuda)
100%
GeoPark (UK) Limited (United Kingdom)
0.2%
100%
GeoPark Colombia S.L.U. (Spain)
4.1%
99.9%
GeoPark Brasil Exploração e Produção de Petróleo e Gas Ltda. (Brazil)
100%
GeoPark Colombia S.A.S. (Colombia)
100%
GeoPark Americas S.A.S. (Colombia)
100%
GeoPark USA LLC (United States)
95.7%
GeoPark Argentina S.A. (Argentina)
100%
Amerisur Exploracion Colombia Limited (British Virgin Islands)
100%
GeoPark Venezolana S.A. (Venezuela)
100%
Amerisur Exploracion Colombia Limitada Colombian Branch (Colombia)

Details of the subsidiaries and joint operations of the Group are set out in Note 19 to the annual consolidated financial statements as of and for the year ended December 31, 2025.

During the nine-month period ended September 30, 2026, the following changes took place:

●	On February 13, 2026, ESBUENO XXI, S.L.U., a dormant company incorporated in Spain, was acquired in connection with the unconsummated acquisition of Frontera Energy’s E&P assets in Colombia (see Note 19). The company is wholly owned by GeoPark Colombia, S.L.U.
●	On May 28, 2026, GeoPark Venezolana S.A. was incorporated in Venezuela as a wholly owned subsidiary of GeoPark Colombia, S.L.U. to provide administrative support to the Group. On August 10, 2026, GeoPark Colombia, S.L.U. transferred its entire interest in the company to GeoPark USA, LLC.

Note 1 (Continued)

Subsidiary undertakings (Continued)

●	On June 16, 2026, GeoPark Limited acquired a 5% equity interest in Energy Assets International S.A., a Panamanian company controlled by Grupo Gilinski. On June 19, 2026, the investment was transferred within the Group to GeoPark USA, LLC.
●	On June 17, 2026, InvisiFunds, Inc., a dormant company incorporated in the United States, was acquired as a wholly owned subsidiary of GeoPark Colombia, S.L.U. in connection with the Group's investment in Energy Assets International S.A. The company was subsequently renamed GeoPark USA, Inc. and converted into a limited liability company under the name GeoPark USA, LLC.
●	On September 23, 2026, Fenix Oil & Gas Limited Sucursal Colombia, a dormant Colombian branch of Fenix Oil & Gas Limited, was liquidated.

●	On September 25, 2026, GPK Panama, S.A., a dormant Panamanian subsidiary of GeoPark Colombia S.A.S., was liquidated.

Note 2

Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the Chief Executive Officer, Chief Financial Officer, Chief Exploration and Development Officer, Chief Operating Officer and Chief People Officer. This committee reviews the Group’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit (loss) for the period (determined as if IFRS 16 Leases has not been adopted), before net finance results, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Other information provided to the Executive Committee is measured in a manner consistent with that in the consolidated financial statements.

Nine-month period ended September 30, 2026:

Amounts in US$ ´000	Total	Colombia	Argentina	Other (a)	Corporate
Revenue	387,865	355,600	32,265	—	—
Sale of crude oil	475,676	443,451	32,225	—	—
Sale of gas	40	—	40	—	—
Commodity risk management contracts designated as cash flow hedges	(87,851)	(87,851)	—	—	—
Production and operating costs	(148,241)	(131,207)	(17,034)	—	—
Royalties in cash	(10,298)	(6,340)	(3,958)	—	—
Economic rights in cash	(3,997)	(3,997)	—	—	—
Share-based payment	(1,019)	(851)	(168)	—	—
Operating costs	(132,927)	(120,019)	(12,908)	—	—
Depreciation	(85,505)	(77,299)	(8,206)	—	—
Adjusted EBITDA	190,190	188,249	7,776	(897)	(4,938)

Note 2 (Continued)

Segment information (Continued)

Nine-month period ended September 30, 2025:

Amounts in US$ '000	Total	Colombia	Argentina	Other (a)	Corporate
Revenue	382,224	360,686	—	21,119	419
Sale of crude oil	371,947	354,548	—	17,399	—
Sale of purchased crude oil	419	—	—	—	419
Sale of gas	3,720	—	—	3,720	—
Commodity risk management contracts designated as cash flow hedges	6,138	6,138	—	—	—
Production and operating costs	(101,293)	(90,416)	—	(10,560)	(317)
Royalties in cash	(3,889)	(3,717)	—	(172)	—
Economic rights in cash	(1,998)	(1,998)	—	—	—
Share-based payment	(323)	(293)	—	(30)	—
Operating costs	(95,083)	(84,408)	—	(10,358)	(317)
Depreciation	(89,691)	(84,627)	—	(5,064)	—
Adjusted EBITDA	230,851	232,220	(3,239)	5,707	(3,837)
(a)	Includes the Brazil and Ecuador segments. The divestments of working interests in the Manati gas field in Brazil and the Perico and Espejo Blocks in Ecuador were completed in December 2025 (see Notes 34.2 and 34.3, respectively, to the annual consolidated financial statements as of and for the year ended December 31, 2025).

Total Assets	Total	Colombia	Argentina	Other (a)	Corporate (b)
September 30, 2026	1,313,635	968,667	258,642	8,438	77,888
December 31, 2025	1,040,447	867,288	158,596	10,239	4,324
(a)	Includes the Brazil and Ecuador segments. The divestments of working interests in the Manati gas field in Brazil and the Perico and Espejo Blocks in Ecuador were completed in December 2025 (see Notes 34.2 and 34.3, respectively, to the annual consolidated financial statements as of and for the year ended December 31, 2025).
(b)	The increase in 2026 mainly relates to cash received from the equity investment by Grupo Gilinski (see Note 13).

A reconciliation of Adjusted EBITDA to Profit for the period is provided as follows:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2026	2025	2026	2025
Adjusted EBITDA	45,807	71,396	190,190	230,851
Depreciation (a)	(29,455)	(28,658)	(85,505)	(89,691)
Write-off of unsuccessful exploration efforts	—	(7,539)	(3,778)	(13,422)
Impairment loss for non-financial assets	—	—	—	(30,989)
Share-based payment	(2,826)	(773)	(5,490)	(3,326)
Lease accounting - IFRS 16	862	1,549	3,478	4,480
Others (b)	(2,755)	(3,579)	11,567	(7,959)
Operating profit	11,633	32,396	110,462	89,944
Financial expenses	(20,186)	(16,829)	(56,114)	(60,712)
Financial income	3,266	5,788	7,578	18,184
Foreign exchange loss	(545)	(1,512)	(2,855)	(4,800)
Profit (loss) before income tax	(5,832)	19,843	59,071	42,616
Income tax expense	12,414	(3,988)	(18,301)	(24,027)
Profit (loss) for the period	6,582	15,855	40,770	18,589
(a)	Net of capitalized costs for oil stock included in Inventories.
(b)	Includes allocation to capitalized projects. During the nine-month period ended September 30, 2026, it also includes (i) a US$ 25,000,000 break-up fee received from the unconsummated acquisition of Frontera Energy’s E&P assets (see Note 19), (ii) related transactions costs incurred in connection with such unconsummated acquisition, (iii) other non-recurring costs associated with corporate transactions, including the strategic equity investment by Grupo Gilinski (see Note 13), and (iv) a temporary net worth tax applicable to legal entities in Colombia for the 2026 tax year.

Note 3

Revenue

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ ´000	2026	2025	2026	2025
Sale of crude oil	152,614	120,559	475,676	371,947
Sale of purchased crude oil	—	—	—	419
Sale of gas	—	3,044	40	3,720
Commodity risk management contracts designated as cash flow hedges (a)	(36,447)	1,485	(87,851)	6,138
	116,167	125,088	387,865	382,224
(a)	Realized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

Note 4

Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars, fixed prices and zero-premium 3 ways (put spread plus call) and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting, thus alleviating possible liquidity needs under the instruments and protecting the Group from potential non-performance risk by its counterparties.

The Group’s derivatives are designated and qualify as cash flow hedges. The effective portion of changes in the fair values of these derivative contracts are recognized under Other Reserves within Equity. The gains or losses relating to the ineffective portion, if any, are recognized immediately as gains or losses in the results of the periods in which they occur. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss, and are included as part of the Revenue line item in the Condensed Consolidated Statement of Income (see Note 3).

The following table summarizes the Group’s production hedged during the nine-month period ended September 30, 2026, and for the following periods as a consequence of the derivative contracts in force as of September 30, 2026:

			Volume	Average
Period	Reference	Type	bbl/d	price US$/bbl
January 1, 2026 - December 31, 2026	ICE BRENT	Zero Premium 3 Ways	5,000	50.00-65.00 Put 70.93 Call
January 1, 2026 - March 31, 2026	ICE BRENT	Zero Premium 3 Ways	7,000	50.00-65.00 Put 73.86 Call
January 1, 2026 - March 31, 2026	ICE BRENT	Zero Premium Collars	1,000	68.00 Put 77.40 Call
April 1, 2026 - June 30, 2026	ICE BRENT	Zero Premium 3 Ways	12,000	50.83-64.58 Put 73.78 Call
April 1, 2026 - June 30, 2026	ICE BRENT	Zero Premium Collars	2,000	67.00 Put 74.06 Call
July 1, 2026 - December 31, 2026	ICE BRENT	Zero Premium 3 Ways	2,000	50.00-65.00 Put 69.35 Call
July 1, 2026 - September 30, 2026	ICE BRENT	Zero Premium 3 Ways	13,000	51.15-64.77 Put 71.74 Call
October 1, 2026 - December 31, 2026	ICE BRENT	Zero Premium 3 Ways	18,000	51.11-64.28 Put 71.43 Call
January 1, 2027 - March 31, 2027	ICE BRENT	Zero Premium 3 Ways	18,000	51.50-65.00 Put 71.25 Call
January 1, 2027 - March 31, 2027	ICE BRENT	Zero Premium Collars	3,500	75.00 Put 91.25 Call
April 1, 2027 - June 30, 2027	ICE BRENT	Zero Premium 3 Ways	21,000	50.57-67.86 Put 77.26 Call
July 1, 2027 - September 30, 2027	ICE BRENT	Zero Premium 3 Ways	18,500	50.00-72.68 Put 82.62 Call
July 1, 2027 - September 30, 2027	ICE BRENT	Zero Premium Collars	4,500	73.33 Put 81.87 Call
October 1, 2027 - December 31, 2027	ICE BRENT	Zero Premium 3 Ways	15,000	50.00-71.93 Put 81.42 Call
October 1, 2027 - December 31, 2027	ICE BRENT	Zero Premium Collars	9,500	72.79 Put 79.42 Call
January 1, 2028 - December 31, 2028	ICE BRENT	Fixed Price	10,000	71.00
January 1, 2028 - March 31, 2028	ICE BRENT	Zero Premium Collars	15,000	70.00 Put 80.82 Call
April 1, 2028 - June 30, 2028	ICE BRENT	Zero Premium Collars	12,500	71.68 Put 78.58 Call
July 1, 2028 - September 30, 2028	ICE BRENT	Zero Premium Collars	2,000	70.00 Put 81.35 Call

Note 4 (Continued)

Commodity risk management contracts (Continued)

As of September 30, 2026, the Group had a derivative liability of US$ 165,179,000 related to commodity risk management contracts (see Note 17). This balance includes US$ 18,282,000 of amounts realized in September 2026 and settled in cash in October 2026, with the remaining US$ 146,897,000 corresponding to the unrealized mark-to-market valuation of outstanding positions as of period end, primarily driven by the increase in the forward oil price curve (see Note 20).

Note 5

Production and operating costs

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ ´000	2026	2025	2026	2025
Staff costs	4,902	3,515	16,037	11,183
Share-based payment	875	77	1,019	323
Royalties in cash (a)	4,064	1,429	10,298	3,889
Economic rights in cash (a)	1,444	363	3,997	1,998
Well and facilities maintenance	8,460	7,038	18,998	18,506
Operation and maintenance (b)	5,712	1,973	14,526	4,794
Consumables (c)	19,322	8,461	39,124	22,243
Equipment rental (b)	4,216	1,066	9,400	4,854
Transportation costs	1,751	445	4,164	2,752
Field camp	1,226	1,009	4,119	3,438
Safety and insurance costs	1,909	1,068	3,704	2,721
Personnel transportation	702	445	2,055	1,789
Consultant fees	778	385	1,585	1,585
Non-operated blocks costs	1,584	4,289	12,669	14,628
Crude oil stock variation	(1,183)	350	1,963	3,149
Purchased crude oil	—	—	—	317
Other costs (d)	1,764	1,346	4,583	3,124
	57,526	33,259	148,241	101,293
(a)	Royalties and economic rights in Colombia are payable to the Colombian National Hydrocarbons Agency (“ANH”) and are determined on a field-by-field basis, considering factors such as crude oil quality and price levels, among others. During the nine-month period ended September 30, 2026, an increased proportion of cash settlements compared to in-kind settlements resulted in higher royalty amounts recognized in Production and operating costs, with a corresponding increase in Revenue in the Condensed Consolidated Statement of Income.
(b)	The increase during the nine-month period ended September 30, 2026, was primarily driven by higher contracted personnel costs associated with the incorporation of operations in Argentina and increased well intervention activities in Colombia.
(c)	During the nine-month period ended September 30, 2026, consumables include increased electricity costs incurred primarily in the Llanos 34 Block, amounting to US$ 25,632,000 (US$ 11,465,000 for the same period in 2025), mainly attributable to higher electricity tariffs in Colombia associated with reduced hydroelectric generation, increased thermal generation and higher electricity demand. Consumables also include a credit of US$ 680,000 relating to the electricity pricing agreement, which partially offset these costs.
(d)	In August 2026, the Group purchased USD/COP put options from Citibank to mitigate its exposure to an appreciation of the Colombian peso against the US dollar in connection with its Colombian operating expenditures. The options have a strike price of COP 3,000 per US dollar and maturities from September 2026 to December 2027. The aggregate upfront premium amounted to US$ 5,021,500. During the nine-month period ended September 30, 2026, premiums corresponding to expired options amounting to US$ 94,000 were recognized within Production and operating costs (see Note 13).

Note 6

Geological and geophysical expenses

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ ´000	2026	2025	2026	2025
Staff costs	1,379	1,723	4,943	5,326
Share-based payment	103	25	110	131
Allocation to capitalized project	(278)	(275)	(647)	(833)
Other services	309	835	1,628	3,086
	1,513	2,308	6,034	7,710

Note 7

Administrative expenses

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ ´000	2026	2025	2026	2025
Staff costs	5,926	5,354	19,702	18,178
Share-based payment	1,831	669	4,344	2,866
Consultant fees	1,975	2,706	4,964	5,607
Safety and insurance costs	588	493	1,766	2,047
Travel expenses	248	282	846	578
Non-operated blocks expenses	183	490	425	1,023
Director fees and allowance	86	110	325	330
Communication and IT costs	1,011	911	2,315	2,252
Allocation to joint operations	(3,765)	(2,058)	(8,807)	(6,945)
Other administrative expenses	765	885	1,519	2,082
	8,848	9,842	27,399	28,018

Note 8

Selling expenses

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ ´000	2026	2025	2026	2025
Staff costs	151	117	457	361
Share-based payment	17	2	17	6
Transportation (a)	3,468	5,081	14,434	7,259
Selling taxes and other (b)	523	2,032	2,458	4,739
	4,159	7,232	17,366	12,365
(a)	The fluctuation in transportation costs is mainly attributed to deliveries at different sales points in the CPO-5 and Llanos 123 Blocks in Colombia, including the shift to export delivery locations under a commercial arrangement with BP Products North America Inc. from August 2025 to April 2026. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative or export delivery points are recognized as selling expenses.
(b)	The decrease in selling taxes and other during the nine-month period ended September 30, 2026, was mainly attributable to the expiration of the Special Tax for Catatumbo in Colombia, which was in effect from February 2025 to December 2025 and imposed a 1% tax on crude oil sales and exports.

Note 9

Financial results

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ ´000	2026	2025	2026	2025
Financial expenses
Bank charges and other financial costs (a)	(5,505)	(3,474)	(13,792)	(12,758)
Borrowings cancellation costs (b)	—	—	—	(6,240)
Interest and amortization of debt issue costs	(13,484)	(12,336)	(38,656)	(37,848)
Unwinding of long-term liabilities	(1,197)	(1,019)	(3,666)	(3,866)
	(20,186)	(16,829)	(56,114)	(60,712)
Financial income
Interest received	3,266	2,797	7,578	10,215
Borrowings cancellation gain (c)	—	2,991	—	7,969
	3,266	5,788	7,578	18,184
Foreign exchange gains and losses
Foreign exchange (loss) gain	(3,176)	(2,024)	(8,898)	(7,612)
Realized result on currency risk management contracts (d)	920	601	1,768	1,380
Unrealized result on currency risk management contracts (d)	1,711	(89)	4,275	1,432
	(545)	(1,512)	(2,855)	(4,800)
Total financial results	(17,465)	(12,553)	(51,391)	(47,328)
(a)	During the nine-month period ended September 30, 2026, includes withholding taxes associated with cross-border financing of US$ 4,997,000 (US$ 5,627,000 for the same period in 2025).
(b)	One-off non-cash charge resulting from the accelerated amortization of deferred issuance costs associated with the Notes due 2027 following their partial repurchase in January 2025 (see Note 25 to the annual consolidated financial statements as of and for the year ended December 31, 2025).
(c)	One-off gain from the repurchase of Notes due 2030 below par value in June 2025 (see Note 25 to the annual consolidated financial statements as of and for the year ended December 31, 2025).
(d)	During the nine-month period ended September 30, 2026, it relates to results from a cross-currency swap used to hedge foreign exchange exposure on a local debt with Citibank in Colombia (see Note 14).

Note 10

Income tax

The Group calculates income tax expense using the tax rate that would be applicable to the expected total annual earnings. The main components of income tax expense in the Condensed Consolidated Statement of Income are:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ ´000	2026	2025	2026	2025
Current income tax expense	1,203	(10,691)	(26,064)	(44,089)
Deferred income tax benefit	11,211	6,703	7,763	20,062
	12,414	(3,988)	(18,301)	(24,027)

The Group’s consolidated effective tax rate was -213% and 20% for the three-month periods ended September 30, 2026 and 2025, respectively, and 31% and 56% for the nine-month periods ended September 30, 2026 and 2025, respectively.

As of September 30, 2026 and 2025, the statutory income tax rate in Colombia was 35%, though a tax surcharge is also applicable, impacting companies engaged in the extraction of crude oil like GeoPark. The tax surcharge varies from zero to 15%, depending on different Brent oil prices. The Group currently estimates a tax surcharge of 15% for 2026, and therefore, the applicable statutory income tax rate in Colombia for 2026 would be 50%.

The Group’s consolidated negative effective tax rate of -213% for the three-month period ended September 30, 2026, primarily driven by a deferred income tax benefit of US$ 12,037,000 in Argentina. This benefit was mainly attributable to inflation adjustments to the tax bases of property, plant and equipment and fluctuations in the Argentine peso against the US dollar. These effects increased the tax bases relative to the corresponding carrying amounts measured in US dollars, contributing to the difference between the Group’s effective income tax rate and the applicable statutory rates.

Note 11

Property, plant and equipment

			Furniture,				Exploration
			equipment	Production	Buildings		and
	Oil & gas		and	facilities and	and	Construction	evaluation
Amounts in US$ ´000	properties		vehicles	machinery	improvements	in progress	assets		Total
Cost at January 1, 2025	1,034,846		14,231	192,512	4,363	24,106	100,954		1,371,012
Additions	3,795	(a)	776	—	8	40,020	23,271		67,870
Write-offs / Impairment	(18,111)	(c)	—	—	—	—	(26,300)	(d)	(44,411)
Transfers	28,962		5	15,533	12	(40,840)	(3,672)		—
Currency translation differences	3,023		38	253	7	20	16		3,357
Disposals	—		(538)	—	(94)	—	—		(632)
Divestment of long-term assets (b)	(97,529)		(193)	(8,148)	—	(329)	—		(106,199)
Cost at September 30, 2025	954,986		14,319	200,150	4,296	22,977	94,269		1,290,997

Cost at January 1, 2026	1,090,004		14,508	204,017	4,301	32,489	96,009		1,441,328
Additions	3,053	(a)	640	—	113	159,227	11,042		174,075
Write-offs / Impairment	—		—	—	—	—	(3,778)	(e)	(3,778)
Transfers	110,807		—	16,130	—	(127,166)	229		—
Currency translation differences	—		—	—	—	—	16		16
Disposals	—		(459)	(1,472)	—	—	—		(1,931)
Cost at September 30, 2026	1,203,864		14,689	218,675	4,414	64,550	103,518		1,609,710

Depreciation and write-down at January 1, 2025	(529,718)		(11,807)	(85,759)	(3,237)	—	—		(630,521)
Depreciation	(74,409)		(1,167)	(10,723)	(190)	—	—		(86,489)
Currency translation differences	(2,665)		(37)	(235)	(7)	—	—		(2,944)
Disposals	—		509	—	94	—	—		603
Divestment of long-term assets (b)	73,283		187	7,498	—	—	—		80,968
Depreciation and write-down at September 30, 2025	(533,509)		(12,315)	(89,219)	(3,340)	—	—		(638,383)

Depreciation and write-down at January 1, 2026	(556,226)		(12,700)	(93,318)	(3,398)	—	—		(665,642)
Depreciation	(70,315)		(979)	(12,147)	(134)	—	—		(83,575)
Disposals	—		325	1,232	—	—	—		1,557
Depreciation and write-down at September 30, 2026	(626,541)		(13,354)	(104,233)	(3,532)	—	—		(747,660)

Carrying amount at September 30, 2025	421,477		2,004	110,931	956	22,977	94,269		652,614
Carrying amount at September 30, 2026	577,323		1,335	114,442	882	64,550	103,518		862,050
(a)	Corresponds to the effect of the change in the estimate of asset retirement obligations.
(b)	Corresponds to the divestments of non-operated working interests in the Llanos 32 Block in Colombia, the Manati gas field in Brazil and the Perico and Espejo Blocks in Ecuador (see Note 34.4, 34.2 and 34.3, respectively, to the annual consolidated financial statements as of and for the year ended December 31, 2025).
(c)	Corresponds to an impairment charge related to the divestment process in Ecuador (see Note 35 to the annual consolidated financial statements as of and for the year ended December 31, 2025).
(d)	Corresponds to one exploratory well drilled in the PUT-8 Block in Colombia of US$ 5,883,000, other exploration costs incurred in previous years in the Putumayo Basin in Colombia of US$ 7,539,000 and an impairment charge related to the divestment process in Ecuador of US$ 12,878,000 (see Note 34.3 and 35, respectively, to the annual consolidated financial statements as of and for the year ended December 31, 2025).
(e)	Corresponds to one exploration well drilled in the Llanos 104 Block in Colombia.

Note 12

Prepayments and other receivables

	At	Year ended
Amounts in US$ ´000	September 30, 2026	December 31, 2025
V.A.T.	13,538	2,264
Income tax payments in advance	4,590	13,153
Other prepaid taxes	2,582	965
To be recovered from co-venturers	16,735	14,610
Prepayments and other receivables	21,928	15,392
	59,373	46,384
Classified as follows:
Current	54,888	42,394
Non-current	4,485	3,990
	59,373	46,384

Note 13

Equity

Share capital

	At	Year ended
Issued share capital	September 30, 2026	December 31, 2025
Common stock (US$ ´000)	65	52
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	64,931,133	51,707,198
Total common shares in issue	64,931,133	51,707,198

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares, par value US$ 0.001 per share. All of the Company’s issued and outstanding common shares are fully paid and nonassessable.

As of September 30, 2026, the Company held 11,000,880 (11,348,762 as of December 31, 2025) common shares in treasury, which had been repurchased under the share buyback programs. Treasury shares are recorded as a deduction from equity and are not entitled to vote or receive dividends. Accordingly, the number of shares outstanding used for earnings-per-share calculations excludes treasury shares. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares.

Note 13 (Continued)

Equity (Continued)

Strategic equity investment by Grupo Gilinski

On March 5, 2026, GeoPark Limited entered into a share purchase agreement (the “SPA”) with Colden Investments S.A. (“Colden”), an affiliate of Jaime Gilinski, who leads Grupo Gilinski. Under the SPA, Colden invested US$ 107,000,000 to acquire 12,876,053 newly issued common shares of the Company at a price of US$ 8.31 per share. Following the closing of the transaction, Colden held approximately 20% of the Company’s outstanding common shares and became the Company’s largest shareholder.

Pursuant to the SPA, Colden is entitled to nominate two directors to the Company’s nine-member Board of Directors at that ownership level, subject to applicable corporate governance procedures and NYSE requirements. In addition, the SPA includes, among other provisions, an eighteen-month lock-up commitment, certain approval rights while maintaining a minimum 15% ownership stake, and ownership limitations requiring Board approval for increases above 32% during the first twelve months. Gabriel Gilinski was appointed to fill a vacancy on the Board.

During March 2026, Colden and Spaldy Investments Limited, both controlled by Jaime Gilinski, increased their ownership through open market purchases and, as of March 31, 2026, held approximately 25.8% of the Company’s outstanding common shares. In April 2026, their combined ownership further increased to approximately 28%. Under the SPA, upon reaching 28% or more of the Company’s outstanding common shares, Colden becomes entitled to nominate up to three directors to the Company’s nine-member Board, subject to customary corporate governance procedures, applicable law and NYSE requirements. If entitled to nominate three directors, at least one of the Colden nominees must qualify as an independent director under applicable standards. In April 2026, Colden exercised these nomination rights by nominating Gabriel Gilinski, Dorita Gilinski and Camilo Martínez (collectively, the "Colden Nominees") in accordance with the terms of the SPA and the Company's Corporate Governance Guidelines. At the Company's Annual General Meeting (“AGM”) held in July 2026, the Colden Nominees were duly elected as directors to serve until the next AGM of the Company.

Cash distributions

In February, May and August 2026, the Company’s Board of Directors declared cash dividends of US$ 0.03, US$ 0.023 and US$ 0.023 per share, which were paid on March 31, June 4 and September 2, 2026, respectively.

Other reserves

GeoPark applies hedge accounting to derivative financial instruments used to manage its exposure to oil price risk and foreign exchange risk associated with its Colombian operating expenditures. Consequently, the Group’s derivatives are designated and qualify as cash flow hedges and, therefore, the effective portion of changes in the fair values of these derivative contracts and the income tax relating to those results are recognized under Other Reserves within Equity. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

During the nine-month period ended September 30, 2026, a realized loss of US$ 87,851,000 on commodity risk management contracts and US$ 94,000 on currency risk management contracts, were reclassified to the Condensed Consolidated Statement of Income.

Note 14

Borrowings

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ ´000	September 30, 2026	December 31, 2025
Notes due 2030
Nominal amount	441,679	441,679
Unamortized debt issuance costs	(3,924)	(3,469)
Accrued interests	6,434	16,095
	444,189	454,305
Notes due 2027
Nominal amount	94,667	94,667
Unamortized debt issuance costs	(228)	(797)
Accrued interests	1,070	2,372
	95,509	96,242

Local debt in Colombia and Argentina (a)	100,304	3,000

Total borrowings	640,002	553,547

Classified as follows:

Current	199,246	18,467
Non-Current	440,756	535,080
(a)	Includes local borrowings in Colombia and Argentina as described below.

In December 2025, GeoPark Colombia S.A.S. executed a loan agreement with Bancolombia Panamá, S.A. for an amount of US$ 3,000,000 to finance sustainable capital requirements associated with the Orinoquia Regenera project in Colombia. The loan carries a variable interest rate of SOFR risk-free rate plus a margin of 1.8% per annum and matures on December 20, 2029. Principal is repayable semi-annually in equal installments following a grace period of two years, and interest is payable semi-annually on the outstanding balance.

In January 2026, GeoPark Colombia S.A.S. obtained two short-term loans from Bancolombia Panamá, S.A. totaling US$ 25,000,000 (US$ 17,000,000 and US$ 8,000,000) to fund the advance payment related to the unconsummated acquisition of Frontera Energy’s E&P assets in Colombia (see Note 19). The loans were disbursed on January 23, 2026. In February 2026, the terms of these loans were amended, and the loans were restructured to bear interest at a fixed annual rate of 5.06320% and to mature on February 3, 2027.

In February 2026, GeoPark Colombia S.A.S. obtained a short-term loan from Citibank Colombia S.A. for an aggregate principal amount of Colombian Pesos 145,280,000,000 (equivalent to US$ 40,000,000) to support liquidity and working capital requirements in Colombia following the advance payment related to the unconsummated acquisition of Frontera Energy’s E&P assets in Colombia (see Note 19). The loan was disbursed on February 6, 2026, bears interest at a floating rate of IBR (the Colombian interbank reference rate) plus 1.53% per annum, and matures on February 3, 2027. In connection with this borrowing, the Group entered into a cross-currency swap arrangement with Citibank N.A., New York to hedge the foreign exchange exposure associated with the loan and to secure the Colombian peso cash flows required to service principal and interest payments.

Between June and August 2026, GeoPark Argentina S.A. obtained short-term loans totaling US$ 40,000,000 from local financial institutions in Argentina to finance working capital requirements. In September 2026, GeoPark repaid US$ 12,000,000, together with the related interest. Outstanding principal as of September 30, 2026 totaled US$ 28,000,000. After the reporting date, in October 2026, GeoPark extended the maturities of loans totaling US$ 15,000,000 to December 2026 and paid the related accrued interest. Following these extensions, all outstanding principal under these facilities matures in December 2026.

Note 14 (Continued)

Borrowings (Continued)

On September 15, 2026, the Group launched a solicitation of consents (the “2026 Consent Solicitation”) from holders of its Notes due 2030. On September 23, 2026, the Group obtained the required consents to amend the indenture governing the Notes due 2030. The amendment adds Jaime Gilinski Bacal and certain of his family members and affiliates to the definition of “Permitted Holders”. On September 29, 2026, the Group executed the related supplemental indenture and paid consenting holders a consent fee of US$ 2.50 per US$ 1,000 principal amount of the Notes due 2030.

Note 15

Provisions and other long-term liabilities

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ ´000	September 30, 2026	December 31, 2025
Assets retirement obligation	17,351	13,397
Deferred income	613	611
Other	11,268	10,622
	29,232	24,630

Note 16

Trade and other payables

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ ´000	September 30, 2026	December 31, 2025
V.A.T.	4,678	3,683
Trade payables	101,161	80,649
Customer advance payments	—	2,182
Staff costs to be paid	14,169	14,177
Royalties to be paid	2,378	1,307
Taxes and other debts to be paid	5,779	8,331
To be paid to co-venturers	909	708
	129,074	111,037

Note 17

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value as of September 30, 2026, and December 31, 2025, on a recurring basis:

			At
Amounts in US$ ´000	Level 1	Level 2	September 30, 2026
Assets
Derivative financial instrument assets
Currency risk management contracts	—	5,767	5,767
Total Assets	—	5,767	5,767
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	165,179	165,179
Total Liabilities	—	165,179	165,179

Note 17 (Continued)

Fair value measurement of financial instruments (Continued)

Fair value hierarchy (Continued)

			At
Amounts in US$ ´000	Level 1	Level 2	December 31, 2025
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	25,474	25,474
Energy cost risk management contracts		24	24
Total Assets	—	25,498	25,498
Liabilities
Derivative financial instrument liabilities
Energy cost risk management contracts	—	620	620
Total Liabilities	—	620	620

There were no transfers between Level 2 and 3 during the period. The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of September 30, 2026.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

The Group estimates that the fair value of its financial liabilities is approximately 101% of its carrying amount, including interest accrued as of September 30, 2026. Fair value was calculated based on market price for the Notes and is within Level 1 of the fair value hierarchy.

Note 18

Capital commitments

Capital commitments are detailed in Note 32.2 to the annual consolidated financial statements as of December 31, 2025. The following update has taken place during the nine-month period ended September 30, 2026:

Colombia

●	Llanos 86 Block: On June 19, 2026, the Colombian National Hydrocarbons Agency ("ANH") approved GeoPark's request to extend Phase 1 of the exploration period until December 19, 2027. As part of the extension, GeoPark committed to drill one exploratory well before December 19, 2027.

●	PUT-8 Block: The accreditation of the third committed exploratory well is in process. Total investment required to fulfil the blocks’ commitments have already been incurred.

Brazil

●	On September 18, 2026, the Brazilian Petroleum, Natural Gas and Biofuels Agency officially confirmed the fulfilment of the exploratory commitment for the REC-T-58, REC-T-67, and REC-T-77 Blocks.

Note 19

Business transactions

Proposed Transaction in Venezuela

On June 16, 2026, GeoPark acquired a 5% equity interest in Energy Assets International S.A. (“EAI”), a Panamanian company controlled by Grupo Gilinski, whose subsidiary, Beta Resources (V), C.A., a Venezuelan company that entered into a 25-year Production Participation Contract (“CPP”) with PDVSA Petróleo S.A. in connection with the Bare Block, located in the Orinoco Oil Belt in Venezuela. The 5% equity interest in EAI was received as non-cash consideration for technical and support services provided by GeoPark and its subsidiaries in connection with the negotiation of the CPP.

On September 2, 2026, GeoPark announced that GeoPark USA, LLC entered into an agreement to acquire the remaining 95% equity interest in EAI in exchange for a base consideration of 42.1 million newly issued GeoPark common shares, subject to an adjustment mechanism based on certain contractual conditions at closing. Upon completion of the transaction, GeoPark would own 100% of EAI and, through the CPP, would operate the Bare Block with a 65% net working interest. Upon completion of the share issuance, Grupo Gilinski is expected to hold approximately 56.3% of GeoPark's outstanding common shares and become the Company's controlling shareholder.

As of September 30, 2026, the acquisition of the remaining 95% interest had not been completed. Accordingly, the Group continued to hold a 5% interest in EAI, which does not provide control, joint control or significant influence and is therefore accounted as an equity instrument under IFRS 9.

On November 2, 2026, GeoPark Limited, through its subsidiary GeoPark USA, LLC, completed the acquisition of the remaining 95% interest in Energy Assets International S.A. (EAI), the holding company associated with the Bare Block in Venezuela, thereby obtaining indirect control of EAI, following the effectiveness of the 25-year Production Participation Contract (CPP). As consideration, GeoPark Limited issued 42,135,872 common shares to an affiliate of Grupo Gilinski, which became GeoPark Limited's controlling shareholder with approximately 56.3% ownership.

As the CPP became effective earlier than initially expected, the parties agreed to extend the deadline for meeting certain contractual conditions to December 1, 2026. Depending on the outcome, up to 5,421,589 additional common shares may be issued.

Proposed acquisition of Frontera Energy’s Colombian E&P assets (not consummated)

On January 29, 2026, GeoPark entered into an agreement with Frontera Energy Corporation (“Frontera”) to acquire 100% of Frontera Petroleum International Holdings B.V. (“Frontera International”), which consisted exclusively of oil and gas exploration and production assets in Colombia. On February 2, 2026, GeoPark paid an initial deposit of US$ 75,000,000, with the remaining balance payable at closing, subject to regulatory approvals and customary closing conditions.

On March 5, 2026, Frontera announced that its board of directors had determined that a binding offer from Parex Resources Inc. to acquire the Frontera E&P Assets constituted a “Superior Proposal” under the arrangement agreement with GeoPark, and that the five-business-day matching period had commenced.

Following such notification and after evaluating its match right, on March 9, 2026, GeoPark announced its decision not to raise its offer. As a result, on March 11, 2026, GeoPark received a US$ 25,000,000 break-up fee, which was recognized as a gain within the ‘Other income (expenses), net’ line item in the Condensed Consolidated Statement of Income. On March 13, 2026, the escrow deposit of US$ 75,000,000 was returned together with accrued interest of US$ 258,000.

Note 20

Oil price volatility

During the third quarter of 2026, crude oil markets continued to experience significant price volatility, primarily driven by escalating geopolitical tensions in the Middle East and persistent disruptions to global oil supply and key shipping routes, particularly the Strait of Hormuz. Brent crude prices increased from approximately US$ 72 per barrel at the beginning of July to levels exceeding US$ 100 per barrel during September, averaging approximately US$ 91 per barrel for the quarter. Price increases were particularly pronounced in September, following renewed attacks on energy infrastructure and oil transportation routes, including disruptions to Saudi Arabia's East-West pipeline, which heightened concerns over global supply availability.

While the higher oil price environment positively impacted the Group's revenues, the overall financial benefit was partially offset by existing commodity hedging arrangements, price-linked contractual and fiscal mechanisms, and widening crude oil price differentials. Higher benchmark prices increased royalties, contractual price-sharing obligations and applicable tax surcharges, while realized prices were partially limited by hedge ceilings. Additionally, increased transportation costs and weaker market conditions for certain crude oil grades placed further pressure on realized sales prices. The extent to which these factors may affect future financial performance will depend on the evolution of commodity prices, crude oil differentials, geopolitical developments and broader market conditions.

Subsequent to September 30, 2026, crude oil markets remained highly volatile, with Brent prices continuing to trade above US$ 100 per barrel and reaching approximately US$ 110 per barrel in October. Market conditions continued to reflect heightened geopolitical uncertainty, including renewed attacks on energy infrastructure and shipping routes in the Middle East, particularly affecting Saudi Arabian oil facilities and regional export flows. These developments, together with elevated freight costs and persistent supply constraints, continued to support crude oil prices while increasing uncertainty regarding their future trajectory.

Note 21

Subsequent Events

Award of the Corralera Noreste Block

On October 21, 2026, GeoPark announced the award of the Corralera Noreste Block (“Corralera NE”), located in the Neuquén Basin, Argentina, covering approximately 26,900 gross acres (24,200 net acres to GeoPark).

Following the execution of the joint venture agreement with Gas y Petróleo del Neuquén S.A. (“GyP”) and its approval by the Executive Branch of the Province of Neuquén, GeoPark will hold a 90% working interest and act as operator of the block, while GyP will retain the remaining 10% working interest. GyP’s participation will be fully carried by GeoPark, with the associated costs recoverable through up to 80% of GyP’s share of future production.

Under the applicable contractual terms, Corralera NE is subject to a 12% royalty and an initial four-year exploration period, with an option to extend for an additional four years. Upon declaration of a commercial discovery and fulfillment of the applicable requirements, a 35-year unconventional exploitation concession will be granted.

Under the terms of the award, GeoPark committed to a one-time access bonus of US$ 60,500,000 and an initial exploration work program comprising the drilling and hydraulic fracturing of two horizontal wells during the initial four-year exploration period. The total estimated commitment, including the access bonus and exploration work program, amounts to approximately US$ 95,000,000.

Note 21 (Continued)

Subsequent Events (Continued)

Senior Notes Offering, Tender of 2030 Notes and Full Redemption of 2027 Notes

On October 21, 2026, GeoPark announced the pricing of US$ 550,000,000 aggregate principal amount of 9.500% senior notes due 2033. The notes were offered in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act. The notes will be fully and unconditionally guaranteed, jointly and severally, by GeoPark Colombia S.L.U., GeoPark Colombia S.A.S. and GeoPark Argentina S.A. The issuance was completed on October 28, 2026.

In connection with the offering, on October 28, 2026, the Group repurchased US$ 266,832,000 aggregate principal amount of its outstanding 8.750% senior notes due 2030 through a cash tender offer, leaving US$ 174,847,000 aggregate principal amount outstanding. On the same date, the Group redeemed in full its outstanding 5.500% senior notes due 2027, with an aggregate principal amount of US$ 94,667,000. The remaining proceeds are intended to fund capital expenditures related to the development of the Group's Vaca Muerta assets and for general corporate purposes.

Other events after the reporting period

Other events occurring after the reporting period are disclosed in Note 19.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: November 3, 2026